SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE

DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

C9, 99 Danba Rd

Putuo District, Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

Effective July 1, 2022, the Registrant has changed its address of principal executive offices and mailing address to 21F, 55 Loushanguan Rd, Changning District, Shanghai, China 200336. The new offices are located within Shanghai Changning Central Business District, a well-known and desired business destination for domestic and foreign businesses.

Exhibit Index

Exhibit	Description

99.1	Press release dated July 22, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nisun International Enterprise Development Group Co., Ltd

Date: July 22, 2022	By:	/s/ Xiaoyun Huang
	Name:	Xiaoyun Huang
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

3